Consolidated Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2018 and 2017

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HudBay Minerals Inc. (“Hudbay” or the “Company”) is responsible for establishing and maintaining internal control over financial reporting (“ICFR”).

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay’s management assessed the effectiveness of the Company’s ICFR as at December 31, 2018 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay’s ICFR was effective as of December 31, 2018.

The effectiveness of the Company’s ICFR as at December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Alan Hair	David Bryson
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 19, 2019

Deloitte Canada Bay Adelaide Centre 8 Adelaide Street West Suite 200 Toronto, ON. M5H 0A9 Canada Tel: +1 (416) 601 6150 Fax: +1 (416) 601 6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2018, December 31, 2017, and January 1, 2017, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, December 31, 2017, and January 1, 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle
As discussed in Note 4 to the financial statements, effective January 1, 2018, the Company has retrospectively changed its method of accounting for revenue due to the adoption of IFRS 15, Revenue from Contracts with Customers.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 19, 2019

We have served as the Company's auditor since 2005.

Deloitte Canada Bay Adelaide Centre 8 Adelaide Street West Suite 200 Toronto, ON. M5H 0A9 Canada Tel: +1 (416) 601 6150 Fax: +1 (416) 601 6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated February 19, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change in method of accounting for revenue due to the adoption of IFRS 15, Revenue from Contracts with Customers.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 19, 2019

HUDBAY MINERALS INC.
Consolidated Balance Sheets
(in thousands of US dollars)

		Dec. 31, 2018	Dec. 31, 2017	Jan 1, 2017
			Restated	Restated
	Note		(note 4)	(note 4)
Assets
Current assets
Cash and cash equivalents	7	$515,497	$356,499	$146,864
Trade and other receivables	8	117,153	155,522	152,567
Inventories	9	118,474	141,682	112,464
Prepaid expenses and other current assets		8,894	8,995	3,992
Other financial assets	10	10,366	2,841	3,397
Taxes receivable		2,008	3	17,319
		772,392	665,542	436,603
Receivables	8	39,121	32,459	32,648
Inventories	9	19,476	5,809	4,537
Other financial assets	10	15,159	22,461	30,848
Intangible assets - computer software	11	4,162	5,575	6,614
Property, plant and equipment	12	3,819,812	3,964,233	3,953,752
Deferred tax assets	22b	15,513	31,937	40,162
		$4,685,635	$4,728,016	$4,505,164
Liabilities
Current liabilities
Trade and other payables	13	$171,952	$199,117	$169,662
Taxes payable		5,508	10,794	4,419
Other liabilities	14	30,551	51,962	42,207
Other financial liabilities	15	12,425	26,760	13,495
Finance lease obligations	16	20,472	18,327	3,172
Long term debt	17	—	—	16,490
Deferred revenue	18	86,256	107,194	87,411
		327,164	414,154	336,856
Other financial liabilities	15	18,771	20,801	28,343
Finance lease obligations	16	53,763	66,246	9,760
Long term debt	17	981,030	979,575	1,215,674
Deferred revenue	18	479,822	494,736	528,835
Provisions	19	204,648	200,138	179,702
Pension obligations	20	23,863	22,221	28,379
Other employee benefits	21	93,628	108,397	89,273
Deferred tax liabilities	22b	324,090	309,403	328,263
		2,506,779	2,615,671	2,745,085
Equity
Share capital	23b	1,777,340	1,777,409	1,588,319
Reserves		(41,254)	(26,463)	(53,633)
Retained earnings		442,770	361,399	225,393
		2,178,856	2,112,345	1,760,079
		$4,685,635	$4,728,016	$4,505,164
Commitments (note 28)

HUDBAY MINERALS INC.
Consolidated Statements of Cash Flows
(in thousands of US dollars)

		Year ended December 31,
		2018	2017
			Restated
	Note		(note 4)
Cash generated from (used in) operating activities:
Profit for the year		$85,416	$139,692
Tax expense	22a	85,421	33,219
Items not affecting cash:
Depreciation and amortization	6b	333,144	297,825
Share- based payment (recoveries) expenses	6c	(2,373)	15,919
Net finance expense	6f	143,550	166,593
Change in fair value of derivatives	6f	(1,514)	1,790
Amortization of deferred revenue	18	(93,382)	(88,744)
Change in taxes receivable/payable, net	30a	(7,881)	(39,326)
Unrealized (gain) on warrants	6f	(6,748)	(1,051)
(Gain) loss on investments	6f	3,798	(3,511)
Pension and other employee benefit payments, net of accruals		(94)	3,142
Asset impairment losses	6g	—	11,320
Other and foreign exchange		(8,571)	4,310
Taxes paid		(37,295)	(10,617)
Operating cash flow before change in non-cash working capital		493,471	530,561
Change in non-cash working capital	30a	(13,919)	9,015
		479,552	539,576
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(190,899)	(249,763)
Net sale (purchase) of investments		53	(2,245)
Acquisition of Mason	5	(19,050)	—
Proceeds from disposition of property, plant and equipment		4,224	—
Change in restricted cash		(3,196)	16,854
Net interest received		6,732	890
		(202,136)	(234,264)
Cash generated from (used in) financing activities:
Long term borrowing		—	25,000
Principal repayments		—	(281,439)
Interest paid on long-term debt		(74,750)	(52,743)
Financing costs		(20,564)	(26,597)
Sale leaseback		—	67,275
Payment of finance lease		(20,926)	(7,509)
Net proceeds from equity transactions		(69)	186,852
Dividends paid	23b	(4,045)	(3,686)
		(120,354)	(92,847)
Effect of movement in exchange rates on cash and cash equivalents		1,936	(2,830)
Net increase in cash and cash equivalents		158,998	209,635
Cash and cash equivalents, beginning of the year		356,499	146,864
Cash and cash equivalents, end of the year		$515,497	$356,499
For supplemental information, see note 30.

HUDBAY MINERALS INC.
Consolidated Income Statements
(in thousands of US dollars)

		Year ended December 31,

		2018	2017
			Restated
	Note		(note 4)
Revenue	6a	$1,472,366	$1,402,339
Cost of sales
Mine operating costs		765,959	695,728
Depreciation and amortization	6b	332,667	297,470
		1,098,626	993,198
Gross profit		373,740	409,141
Selling and administrative expenses		27,243	42,283
Exploration and evaluation expenses		28,570	15,474
Other operating expenses (income)	6e	19,071	(12,440)
Asset impairment loss	6g	—	11,320
Results from operating activities		298,856	352,504
Finance income	6f	(8,450)	(2,849)
Finance expenses	6f	152,000	169,442
Other finance (gain) losses	6f	(15,531)	13,000
Net finance expense		128,019	179,593

Profit before tax		170,837	172,911
Tax expense	22a	85,421	33,219

Profit for the year		$85,416	$139,692

Earnings per share
Basic and diluted		$0.33	$0.57

Weighted average number of common shares outstanding (note 25):
Basic and Diluted		261,271,621	243,500,696

HUDBAY MINERALS INC.
Consolidated Statements of Comprehensive Income
(in thousands of US dollars)

	Year ended December
	31,
		2017
	2018	Restated
		(note 4)
Profit for the year	$85,416	$139,692

Other comprehensive (loss) income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign currency balances	(24,371)	21,695
	(24,371)	21,695

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	9,060	6,299
Tax effect	520	(3,845)
	9,580	2,454

Transferred to income statement:
Wind up of subsidiaries	—	3,021
	—	3,021
Other comprehensive (loss) income net of tax, for the year	(14,791)	27,170

Total comprehensive income for the year	$70,625	$166,862

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation reserve	Remeasurement	Retained earnings	Total equity
	(note 23)	reserves	(Restated, note 4)	reserve	(Restated, note 4)	(Restated, note 4)

Balance, January 1, 2017	$1,588,319	$28,837	$(12,164)	$(70,306)	$225,393	$1,760,079
Profit	—	—	—	—	139,692	139,692
Other comprehensive income	—	—	24,716	2,454	—	27,170
Total comprehensive income	—	—	24,716	2,454	139,692	166,862
Contributions by and distributions to owners:
Equity issuance (note 23b)	195,295	—	—	—	—	195,295
Share issue costs, net of tax (note 23b)	(6,205)	—	—	—	—	(6,205)
Dividends (note 23b)	—	—	—	—	(3,686)	(3,686)
Total contributions by and distributions to owners	189,090	—	—	—	(3,686)	185,404

Balance, December 31, 2017	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Remeasurement
	(note 23)	reserves	translation reserve	reserve	Retained earnings	Total equity
Balance, January 1, 2018	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345
Profit	—	—	—	—	85,416	85,416
Other comprehensive (loss) income	—	—	(24,371)	9,580	—	(14,791)
Total comprehensive (loss) income	—	—	(24,371)	9,580	85,416	70,625

Contributions by and distributions to owners:
Share issue costs, net of tax (note 23b)	(80)	—	—	—	—	(80)
Warrants exercised (note 23b)	11	—	—	—	—	11
Dividends (note 23b)	—	—	—	—	(4,045)	(4,045)
Total contributions by and distributions to owners	(69)	—	—	—	(4,045)	(4,114)

Balance, December 31, 2018	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the year ended December 31, 2018 and 2017 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at December 31, 2018 include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc. and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2.	Basis of preparation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2018.

The Board of Directors approved these consolidated financial statements on February 19, 2019.

(b)	Functional and presentation currency:

The Group's consolidated financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba business unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

	-	Derivatives, embedded derivatives, other financial instruments, and financial assets measured at fair value through profit or loss ("FVTPL");
	-	Liabilities for cash-settled share-based payment arrangements are measured at fair value; and

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	–	A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)	Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are critical and significant judgements and estimates impacting the consolidated financial statements:

-

Indicators and testing of impairment (reversal of impairment) of non-financial assets (notes 3h, 3j and 12) - there are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment. These indicators may require critical judgements to determine the extent that external and/or internal environmental business changes may impact the Group’s overall assessment of the recoverability of non-financial assets. Such business changes include changes to the life of mine (“LOM”) plan, changes to budget, and changes to long-term commodity prices. If an impairment or impairment reversal indicator is noted then there are also critical estimates involved in the determination of the recoverable amount of cash generating units (“CGU”). Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most LOM plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the Constancia and Arizona LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates. Most critical to the value of the recoverable amount are the assumptions of future commodity prices and the value of mineral resources not included in the Constancia and Arizona LOM plan. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the Group’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

–

IFRS 15 - Revenue - adoption for stream transactions (note 18) - upon adoption of IFRS 15 as of January 1, 2018, the Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Group started recognizing a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. The Group restated prior year comparative information to reflect the impact of the adoption of this standard in the Company’s consolidated financial statements. Critical judgements were required in the adoption of IFRS 15 for stream accounting in determining appropriate discount rates for the significant financing component, assessing variable consideration as to its impact on the amortization of deferred revenue and determining the extent and nature the restatement would have on previous impairments and the capitalization of borrowing costs. In addition, significant judgement was required in determining if the stream transactions were to be accounted for as deferred revenue. Management has determined that the stream transactions are not derivatives as such obligations will be satisfied through the delivery of non-financial items (i.e., gold and silver credits) rather than cash or financial assets. It is management’s intention to settle the obligations under the stream transactions through its own production and if this is not possible, this would lead to the stream transactions becoming a derivative since a cash settlement payment may be required. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through the income statement on a recurring basis.

–

Mineral reserves and resources (notes 3i, 3m, 3o and 18) - the Group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:
	–	the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;
	–	depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;
	–	the provision for decommissioning, restoration and similar liabilities;
	–	the carrying value of deferred tax assets; and
	–	the amortization of deferred revenue.

–

Property, plant and equipment (notes 3i and 12) - the carrying amounts of property, plant and equipment and exploration and evaluation assets on the Group’s consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Group makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

–

Acquisition method accounting (notes 3a and 5) - during the acquisition of Mason Resources, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that the Mason Resource acquisition did not represent a business, as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed.

–

Tax provisions (notes 3o and 22) - management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

–

Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

–

Decommissioning and restoration obligations (notes 3m and 19) - significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements to determine the extent of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

–

Pensions and other employee benefits (notes 3l, 20 and 21) - the Group’s post retirement obligations relate mainly to ongoing health care benefit plans. The Group estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, the Group considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and the Group bases future salary increases and pension increases on expected future inflation rates for the respective country.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

(a)	Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issuance of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income (“OCI”) related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU’s value in use. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

(b)	Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the noon exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the noon exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit or loss.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.

(c)	Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue. Revenue from the sale of by-products is included within revenue.

Sales revenue is recognized when control of the goods sold has been transferred to the buyer. Control is deemed to have passed to the customer when significant risk and reward of the product has passed to the buyer, Hudbay has a present right to payment and physical possession of the product has been transferred to the buyer. Sale of concentrate and finished zinc frequently occur under the following terms, and management has assessed these terms in order to determine timing of transfer of control.

Incoterms used by Hudbay	Revenue recognized when goods:
Cost, Insurance and Freight (CIF)	Are loaded on board the vessel
Free on Board (FOB)	Are loaded on board the vessel
Delivered at place (DAP)	Arrive at the named place of destination
Delivered at terminal (DAT)	Arrive at the named place of destination
Free Carrier (FCA)	Arrive at the named place of delivery

Sales of concentrate and certain other products are provisionally priced. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are achieved, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Therefore, revenue is initially recorded based on an initial provisional invoice. Subsequently, at each reporting date, until the provisionally priced sale is finalized, sales receivables are marked to market, with adjustments (both gains and losses) recorded within revenue separately as “Pricing and volume adjustments” in the notes to the consolidated financial statements and in trade and other receivables on the consolidated balance sheets. As per IFRS 15 Revenue, variability in price is deemed to be fair value movements on provisionally priced receivables under the scope of IFRS 9 Financial Instruments; variability in quantities is deemed to be variable consideration. The variable consideration from weights and assay changes to quantities has been assessed to be insignificant to warrant precluding revenue being recorded as a result of possible future sales reversals. An annual analysis of the accuracy of our weights and assays is completed, and if the accuracy rate falls below a certain threshold, management may record a provision due to a high risk of a significant revenue reversal.

The Group only includes in the transaction price an amount which is not highly likely to be subject to significant subsequent revenue reversal. Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. Where significant, costs and the transaction price are allocated on a relative stand alone selling basis to any separate performance obligations and are recognized over the period of time the goods sold are shipped, on a gross basis.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition. There is a significant financing component associated with the Group's precious metal streaming arrangements since funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues. A market-based discount rate is utilized at the inception of each of the respective stream agreements to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident are transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

(d)	Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(f)	Inventories:

Inventories consist of stockpiles, in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in- process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)	Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively, if required. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

Currently, the Group’s intangible assets relate primarily to enterprise resource planning (“ERP”) information systems, which are amortized over their estimated useful lives.

(h)	Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group determines that probable future economic benefits will be generated as a result of the expenditures. The Group’s determination of probable future economic benefit is based on management’s evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i)	Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements.

Carrying amounts of property, plant and equipment, including assets under finance leases, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

(i)	Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

(ii)	Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)	Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

(iv)	Depreciation rates of major categories of assets:

• Capital works in progress		- not depreciated
• Mining properties		- unit-of-production
• Mining assets		- unit-of-production
• Plant and Equipment
–	Equipment	- straight-line over 1 to 21 years
–	Other plant assets	- straight-line over 1 to 21 years / unit-of-production

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(v)	Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp- ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(vi)	Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

(vii)	Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(j)	Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group's CGUs consist of Manitoba, Peru, Arizona and greenfield exploration and evaluation assets.

The Group allocates near mine exploration and evaluation assets to CGUs based on their operating segment, geographic location and management’s intended use for the property. Near mine exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where such exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill, if recorded, is tested for impairment annually and whenever there is an indication that the asset may be impaired.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

–	Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

–	Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. The Group presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(k)	Assets held for sale:

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

(l)	Pension and other employee benefits:

The Group has non- contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non pension health and other post employment benefits to certain active employees and pensioners (post employment benefits) and also provides disability income, health benefits and other post employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post employment benefits uses the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

	-	Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),
	-	Net interest expense or income, and
	-	Remeasurement

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost is recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognised in OCI in the period in which they occur. Remeasurement recognised in OCI is reflected immediately in retained earnings and will not be reclassified to the consolidated income statements. For the other long-term employee benefits plan, remeasurments are recognized immediately in the consolidated income statements.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)	Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other operating expenses.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change and the estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n)	Financial Instruments:

Non-derivative financial instruments are initially recognized at fair value plus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The classification of financial assets is based on the results of the contractual characteristics test and the business model assessment which will result in the financial asset being classified as either: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVTOCI”).

(i) Non-derivative financial instruments – classification:

Financial assets at fair value through profit or loss

Provisionally priced copper sales receivables, warrants, investments in securities of junior mining companies and the Group’s joint venture receivables are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value are reported in other finance income/expense in the consolidated income statements.

Amortized cost

Cash and cash equivalents and restricted cash are classified as and measured at amortized cost and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Non-derivative financial liabilities

Accounts payable and senior unsecured notes are initially recognised at FVTPL and subsequently accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(ii)	Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re- measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group's expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)	Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)	Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

	-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

	-	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 27.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(v)	Impairment of financial instruments:

The Group recognizes loss allowances for Expected Credit Losses (“ECL”) for trade receivables not measured at FVTPL.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate and measured as at the present value of all cash shortfalls including the impact of forward looking information.

The Company has established a provision based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The loss allowance is presented as a deduction to trade receivables in the balance sheets.

(vi)	Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire or when its terms are modified and the cash flows of the modified liability are substantially different.

(o)	Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

–

where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

–

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

–

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

–

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(p)	Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

(q)	Share-based payments:

Hudbay offers a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan for employees. Hudbay also had options outstanding under a stock option plan. These plans are included in provisions on the consolidated balance sheets and further described in note 24. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. The Group values the liabilities based on the change in the Company's share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs are generally issued under Hudbay’s Long Term Equity Plan (“LTEP Plan”) and vest on or before December 31st of the third calendar year after the year in which the services corresponding to such share unit award were performed. As RSUs are typically granted in the first quarter of each year, their vesting period is typically slightly less than three years. RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non- market vesting conditions are expected to be met.

(r)	Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which previously consisted of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Group has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti -dilutive.

(s)	Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t)	Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision- making authorities. Refer to note 31.

(u)	Statements of cash flows:

The Group presents interest paid and dividends paid as financing activities, except if the interest is related to capitalized borrowing costs, and interest received is presented as an investing activity in the consolidated statements of cash flow. The Group presents the consolidated statements of cash flows using the indirect method.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

4.	New standards

New standards and interpretations adopted

(a) IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Issued on July 24, 2014, IFRS 9 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. The Group finalized its determination of the effect of adoption of IFRS 9 on its consolidated financial statements starting with March 31, 2018:

–

Investments previously classified as Available for Sale (“AFS”) investments are no longer measured at FVTOCI. Under IFRS 9, they are measured at FVTPL. Retrospectively, the accumulated OCI reserve balance is closed to retained earnings, resulting in an opening retained earnings adjustment. The change in fair value of the investments is restated and recognized as finance income/expense retrospectively and going forward. A line item within finance income and expenses called “Change in the fair value of financial assets and liabilities at fair value through profit or loss: Investments” was utilized for changes in fair value of the investments. The restatement caused an increase to previously reported retained earnings for the consolidated balance sheets of January 1, 2017 and December 31, 2017.

–

There is no longer a concept of impairment to such investments under IFRS 9; all impairments of AFS investments that had been recognized within the consolidated income statements were restated and re-classified to the “Change in the fair value of financial assets and liabilities at fair value through profit or loss: Investments” line item. There was no impact to earnings as a result of this.

–

The embedded derivatives within our provisionally priced sales receivables are no longer bifurcated from the accounts receivable recorded; therefore, both are presented together on the balance sheets, and provisionally priced sales receivables are recorded at FVTPL.

–	An expected credit loss model is used to impair any financial assets measured at amortized cost when material. No material impacts were noted.

In May 2014, the IASB issued IFRS 15 which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group finalized its determination of the effect of adoption of IFRS 15 on its consolidated financial statements starting with March 31, 2018.

Metal revenue not subject to precious metals stream contracts

–	The Group does not have any differences pertaining to the timing or the amount of revenue recognition for either concentrate (copper, zinc, molybdenum) or finished zinc sales.
–

Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. Where significant, costs and the revenue allocated to this separate performance obligation are recognized over the period of time the goods sold are shipped, on a gross basis. No material impacts occurred as a result of separate performance obligations.

–

The Group has disclosed revenue generated from changes in mark-to-market of its provisionally priced sales separately from revenue from contracts. This has created differences in revenue by metal type as reported previously due to fair value adjustments subsequent to initial provisional invoicing being reported on a separate line.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Metal revenue subject to precious metal stream contracts

–

Since the stream deposits were received in advance of the Group’s performance of its obligation, there is an inherent financing component in the transactions. The Group’s deferred revenue balance associated with stream transactions was increased to reflect interest accretion since initial recognition of the transactions due to the recognition of a significant financing component on existing streaming transactions. The increased deferred revenue balance increases the realized deferred revenue per unit of metal sold pursuant to the stream transactions.

–

As a result of the above change to the accounting for stream contracts, adjustments to previously reported periods caused a material net increase to previously reported precious metals revenues and finance expenses as well as increases to the carrying value of the deferred revenue deposit.

–

For the Peru segment, the interest accretion of the deferred revenue balance during the site’s precommercial phase has been capitalized. This has resulted in an increase to Property, Plant & Equipment, net of impairment adjustments related to changes in the Peru cash generating unit’s carrying value resulting from the restatement.

The Group applied these standards on January 1, 2018 retrospectively. Changes to previously reported balances are disclosed in Note 4(c).

(b)	IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. The Interpretations Committee concluded that the exchange rate should be the rate used to initially measure the non- monetary asset (prepaid asset) or liability (deferred credit) when the advance was made. If there were multiple advances, each receipt or payment would be measured at the date the non-monetary asset or liability is recognized. This interpretation is effective for annual periods beginning on or after January 1, 2018, is consistent with the Group’s existing policies, and therefore did not have any effect on the Group’s financial results.

(c)	New standards adopted - Impact Summary

Consolidated Balance Sheet

	January 1, 2017
	As reported	IFRS 9	IFRS 15	Restated
Property, plant and equipment	$3,865,823	-	$87,929	$3,953,752
Deferred tax assets [1]	45,103	-	(4,941)	40,162
Deferred revenue (current)	65,619	-	21,792	87,411
Deferred revenue (non-current)	472,233	-	56,602	528,835
Deferred tax liabilities [1]	320,536	-	7,727	328,263
Reserves	(42,040)	(5,025)	(6,568)	(53,633)
Retained Earnings	216,933	5,025	3,435	225,393
[1] Refer to note 22(b) for further information

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

		December 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Property, plant and equipment	$3,880,894	-	$83,339	$3,964,233
Deferred tax assets	35,989	-	(4,052)	31,937
Deferred revenue (current)	49,907	-	57,287	107,194
Deferred revenue (non-current)	448,137	-	46,599	494,736
Deferred tax liabilities	302,092	-	7,311	309,403
Reserves	(10,300)	(10,424)	(5,739)	(26,463)
Retained Earnings	377,146	10,424	(26,171)	361,399

Consolidated Income Statement

	Twelve Months Ended December 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Revenue	$1,362,553	$—	$39,786	$1,402,339
Depreciation and amortization	292,880	—	4,590	297,470
Finance expenses	103,028	—	66,414	169,442
Other finance loss	18,401	(5,401)	—	13,000
Profit before tax	198,728	5,401	(31,218)	172,911
Tax expense	34,829	—	(1,610)	33,219
Profit for the year	163,899	5,401	(29,608)	139,692
Other comprehensive income for the year	31,740	(5,401)	831	27,170
Earnings (loss) per share - Basic and diluted	0.67	0.02	(0.12)	0.57

Consolidated Statement of Cash Flow

	Twelve Months Ended December 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Profit for the period	$163,899	$5,401	$(29,608)	$139,692
Tax expense	34,829	-	(1,610)	33,219
Depreciation and amortization	293,235	-	4,590	297,825
Net finance expense	100,179	-	66,414	166,593
Change in deferred revenue related to stream	(48,958)	-	(39,786)	(88,744)
Gain on investments at FVTPL	-	(3,511)	-	(3,511)
Loss on available-for-sale investments	1,970	(1,970)	-	-
Other and foreign exchange	4,230	80	-	4,310

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

New standards and interpretations not yet adopted

(d)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or using the modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right- of-use asset” for virtually all lease contracts, which will cause, with limited exceptions, most leases to be recorded ‘on balance sheet’.

Hudbay has selected the modified retrospective approach as a result of the non-significant impact expected to the financial statements. The Company is currently quantifying the effect of this standard on the financial statements. During the fourth quarter, the Company continued its scoping of contracts across its operations and continued a detailed review of contracts. The Company also continued to develop calculation methodologies and draft financial statement disclosures. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase finance lease obligations and property, plant and equipment balances. As a result of recognizing additional finance lease obligations, the expected impact is a reduction in cost of sales, as operating lease expense will be replaced by depreciation expense and finance expense.

5.	Acquisition of Mason

On December 19, 2018, the Group acquired the remaining issued and outstanding shares it did not already own of Mason Resources Corp. (“Mason”) for C$0.40 per share, which resulted in a cash purchase price of C$27,972 (C$27,070 plus transaction costs of C$902). Hudbay already owned 13.8% of the issued and outstanding shares, which had a market value of C$4,342 on the date of acquisition.

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs. Mason is a company that is engaged in the exploration and development of mineral resource properties (and, in particular, the Ann Mason project) in the United States. There is currently no development or operations in existence.

The purchase price was finalized and allocated to the assets acquired based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired were recorded at their relative fair values. The fair values of mineral properties have been calculated using the residual value method. The fair values of various cash and working capital amounts were subtracted from the acquisition cost to determine the residual value for the mineral properties.

Immediately prior to the acquisition, Mason settled its outstanding in the money stock options and warrants in cash under the terms of the arrangement agreement.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

	USD	CAD equivalent
Cash	$20,126	$27,070
Transaction costs	671	902
Total cash consideration	20,797	27,972
Fair value of shares previously owned by the Group (10,854,170 shares)	3,228	4,342

Total consideration	$24,025	$32,314

The following summarizes the acquisition date allocation of the relative fair values of the major classes of asset and liabilities acquired:

Fair value
Cash	$1,747
Other assets	624
Mineral properties	21,654
Total assets acquired	$24,025

6.	Revenue and expenses

	(a)	Revenue

The Group’s revenue by significant product types:

	Year ended December 31,
	2018	2017
		(Restated)
Copper	$963,063	$927,029
Zinc	357,396	347,680
Gold	149,043	137,326
Silver	85,808	76,850
Molybdenum	20,995	9,381
Other	4,726	4,992
	1,581,031	1,503,258
Pricing and volume adjustments [1]	(6,756)	5,147
	1,574,275	1,508,405
Treatment and refining charges	(101,909)	(106,066)
	$1,472,366	$1,402,339

1Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended December 31,
	2018	2017
		(Restated)
Cost of sales	$332,667	$ 297,470
Selling and administrative expenses	477	355
	$333,144	$ 297,825

(c)	Share-based payment expenses (recoveries)

Share-based payment expenses (recoveries) are reflected in the consolidated income statements as follows:

	Cash-settled
	RSUs	DSUs	Total share-based
	(note 24a)	(note 24a)	payment expense
Year ended December 31, 2018
Cost of sales	$160	$—	$160
Selling and administrative	(702)	(1,877)	(2,579)
Other operating	46	—	46
	$(496)	$(1,877)	$(2,373)
Year ended December 31, 2017
Cost of sales	$1,946	$—	$1,946
Selling and administrative	9,667	2,982	12,649
Other operating	1,324	—	1,324
	$12,937	$2,982	$15,919

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(d)	Employee benefits expense

This table presents employee benefit expense recognized in the Group's consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended December 31,
	2018	2017
Current employee benefits	$176,571	$147,760
Profit-sharing plan expense	9,228	19,757
Share-based payments (notes 6c, 19, 24)
Cash-settled restricted share units	(496)	12,937
Cash-settled deferred share units	(1,877)	2,982
Employee share purchase plan	1,533	1,328
Post-employee pension benefits
Defined benefit plans	12,295	10,132
Defined contribution plans	1,511	2,443
Past service costs	383	10,442
Other post-retirement employee benefits	9,248	7,250
Termination benefits	1,206	419

	$209,602	$215,450

Manitoba has a profit sharing plan required by the collective bargaining agreement whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Peru has a profit sharing plan required by Peruvian law whereby 8% of Peru’s taxable income will be distributed to all employees within Peru’s operations.

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 20 for a description of the Group's pension plans and note 21 for the Group's other employee benefit plans.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(e)	Other operating income and expenses

	Year ended December 31,
	2018	2017
Regional costs	$4,673	$4,308
Pampacancha delivery obligation	7,218	—
Pension settlement loss (note 20)	2,163	—
Constancia insurance recovery	—	(12,857)
Realized gain on contingent consideration of Balmat	—	(6,400)
Loss on disposals and other	5,017	2,509
	$19,071	$(12,440)

During the fourth quarter of 2018, the Group realized a loss on the settlement of the sale of a portion of its net pension liability.

During the first quarter of 2018, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals (“Wheaton”) as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until later in 2019.

During the first and third quarters of 2017, the Group accounted for amounts to be received from its insurers and counterparties to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant. These funds were received during 2017.

During the fourth quarter of 2017, the Group realized a gain from contingent consideration received upon the sale of Balmat in 2015 as a result of certain project milestones being achieved.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(f)	Finance income and expenses

	Year ended December 31,
	2018	2017
		(Restated)
Finance income	$(8,450)	$(2,849)
Finance expenses
Interest expense on long-term debt	77,783	87,819
Accretion on financial liabilities at amortized cost	1,244	1,302
Finance costs on deferred revenue (note 18)	64,921	66,414
Unwinding of discounts on provisions (note 19)	4,684	4,159
Withholding taxes	9,424	9,641
Other finance expense	7,116	13,256
	165,172	182,591
Interest capitalized	(13,172)	(13,149)
	152,000	169,442
Other finance (gains) losses
Net foreign exchange (gains) losses	(11,067)	15,772

Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay warrants	(6,748)	(1,051)
Embedded derivatives	(1,514)	1,790
Investments	3,798	(3,511)
	(15,531)	13,000

Net finance expense and other finance losses	$128,019	$179,593

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to fees on the Group’s revolving credit facilities and finance leases.

(g)	Impairment

For the year ended December 31, 2018, the Group recorded no impairment losses.

During the year ended December 31, 2017, the Group recorded impairment losses of $11,320 for non- current assets.

Manitoba
Pre-tax impairment to:
Property, plant & equipment (note 12)	$11,320
Tax impact - (recovery)	(3,849)
After-tax impairment charge	$7,471

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

As a result of analyzing various scenario planning alternatives surrounding the Stall mill and New Britannia processing facilities, it was determined that certain assets that were previously purchased to build a new concentrator in Snow Lake, Manitoba are no longer useful. As a result, during the year ended December 31, 2017, the Group recognized an impairment loss of $11,320 related to these assets. The impairment was determined based on the difference between carrying value and fair value less costs of disposal.

The Group presented the impairment losses within the Manitoba segment in note 31.

The fair value measurements for the determination of the impairment charges in their entirety are categorized as Level 2 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

7.	Cash and cash equivalents

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017

Cash on hand and demand deposits	$515,497	$356,499	$129,850
Short-term money market instruments with maturities of of three months or less at acquisition date	—	—	17,014
	$515,497	$356,499	$146,864

8.	Trade and other receivables

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Trade receivables	$102,112	$136,482	$97,924
Statutory receivables	12,764	13,961	43,808
Receivable from joint venture partners	245	2,808	—
Other receivables	2,032	2,271	10,835
	117,153	155,522	152,567
Non-current
Taxes receivable	17,199	14,394	12,424
Receivable from joint venture partners	20,404	16,414	18,681
Other receivables	1,518	1,651	1,543
	39,121	32,459	32,648
	$156,274	$187,981	$185,215

As at December 31, 2018, $11,670 (December 31, 2017 and January 1, 2017 - $10,905 and $42,273, respectively) of the current statutory receivables related to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses.

The non-current receivable from joint venture partners is from the Group’s joint venture partner for the Rosemont project in Arizona.

9.	Inventories

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Stockpile	$5,463	$13,468	$9,368
Work in progress	1,762	14,552	9,100
Finished goods	62,546	71,906	54,583
Materials and supplies	48,703	41,756	39,413
	118,474	141,682	112,464
Non-current
Stockpile	14,730	—	—
Materials and supplies	4,746	5,809	4,537
	19,476	5,809	4,537
	$137,950	$147,491	$117,001

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $975,354 for the year ended December 31, 2018 (year ended December 31, 2017 - $855,141).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

10.	Other financial assets

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
		(Restated)	(Restated)
Current
Derivative assets	$6,628	$2,841	$3,397
Restricted cash	3,738	—	—
	$10,366	$2,841	$3,397

Non-current
Investments at fair value through profit or loss	15,159	22,255	13,700
Restricted cash	—	206	17,148
	15,159	22,461	30,848
	$25,525	$25,302	$34,245

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuation in market price, foreign exchange impact and net disposals.

11.	Intangible assets - computer software

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Cost
Balance, beginning of year	$19,169	$16,998	$16,179
Additions	590	1,203	407
Effects of movement in exchange rates	(1,202)	968	412
Balance, end of year	18,557	19,169	16,998

Accumulated amortization
Balance, beginning of year	13,594	10,384	7,320
Additions	1,793	2,541	2,882
Effects of movement in exchange rates	(992)	669	182
Balance, end of year	14,395	13,594	10,384

Net book value	$4,162	$5,575	$6,614

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

12.	Property, plant and equipment

	Exploration
	and
	evaluation	Capital works	Mining	Plant and
Dec. 31, 2018	assets	in progress	properties	equipment	Total
Balance, beginning of year (Restated)	$23,010	$933,531	$1,975,061	$2,536,019	$5,467,621
Additions	9,950	88,920	—	16,689	115,559
Acquisitions (note 5)	21,654	—	—	—	21,654
Capitalized stripping and development	—	—	84,023	—	84,023
Decommissioning and restoration	—	15	1,711	7,272	8,998
Interest capitalized	—	13,172	—	—	13,172
Transfers and other movements	—	(152,781)	2,132	150,649	—
Disposals	(1,208)	(4,034)	—	(9,749)	(14,991)
Effects of movements in exchange rates	(1,197)	(3,873)	(65,434)	(62,757)	(133,261)
Other	(3)	(1,169)	946	224	(2)
Balance, end of year	52,206	873,781	1,998,439	2,638,347	5,562,773

Accumulated depreciation
Balance, beginning of year (Restated)	—	—	683,183	820,205	1,503,388
Depreciation for the year	—	—	141,218	189,354	330,572
Disposals	—	—	—	(6,780)	(6,780)

Effects of movement in exchange rates	—	—	(43,469)	(40,211)	(83,680)
Other	—	—	(178)	(361)	(539)
Balance, end of year	—	—	780,754	962,207	1,742,961

Net book value	$52,206	$873,781	$1,217,685	$1,676,140	$3,819,812

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Exploration
	and evaluation	Capital works	Mining	Plant and
Dec. 31, 2017	assets	in progress	properties	equipment	Total
Balance, beginning of year (Restated)	$15,015	$844,759	$1,852,705	$2,385,995	$5,098,474
Additions	7,000	156,807	—	26,830	190,637
Capitalized stripping and development	—	—	69,178	—	69,178
Decommissioning and restoration	—	51	5,509	5,101	10,661
Interest capitalized	—	13,149	—	—	13,149
Transfers and other movements	—	(79,671)	—	79,671	—
Impairment (note 6g)	—	(11,320)	—	—	(11,320)
Disposals	—	(13)	(1,600)	(9,586)	(11,199)
Effects of movements in exchange rates	995	2,955	49,184	47,553	100,687
Other	—	6,814	85	455	7,354
Balance, end of year (Restated)	23,010	933,531	1,975,061	2,536,019	5,467,621

Accumulated depreciation
Balance, beginning of year (Restated)	—	—	529,242	615,480	1,144,722
Depreciation for the year (Restated)	—	—	122,444	183,452	305,896
Disposals	—	—	—	(7,540)	(7,540)
Effects of movement in exchange rates	—	—	31,516	28,741	60,257
Other	—	—	(19)	72	53
Balance, end of year (Restated)	—	—	683,183	820,205	1,503,388

Net book value (Restated)	$23,010	$933,531	$1,291,878	$1,715,814	$3,964,233

Refer to note 3i for a description of depreciation methods used by the Group and note 3i(iv) for depreciation rates of major classes of assets. Depreciation of property, plant and equipment and intangibles assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the consolidated income statements as sales occur. Refer to note 6b for amounts recognized in the consolidated income statements.

For non-financial assets, management examined internal and external indicators of impairment or reversals. Management calculated a market capitalization deficiency as at December 31, 2018, which is an indicator of impairment.

The impairment indicator as at December 31, 2018 was related to carrying values being higher than market capitalization for successive quarters during 2018. As such, management determined that a detailed impairment evaluation as at December 31, 2018 was required for the Arizona CGU and Peru CGU.

For the impairment test, FVLCD was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current LOM plans. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that production is expected to cease, which is 18 years for the Peru CGU and 22 years for the Arizona CGU. The Arizona CGU production cash flows are expected to commence in three years.

The discount rate was based on the CGU’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the segment’s jurisdiction. A real discount rate of 6.25% (December 31, 2016 - 7.50%) for the Peru CGU and 7.50% (December 31, 2016 - 8.75%) for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group’s CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2019 to 2022 and long-term forecasts for years beginning in 2023. The cash flow calculations utilized a copper price of $3.00/lb in 2019, $3.10/lb in 2020 and $3.20/lb in 2021 and 2022. The cash flow calculations utilized a long-term copper price of $3.10/lb (December 31, 2016 - $3.00/lb), molybdenum long-term prices of $11.00/lb (December 31, 2016 - $11.00/lb), and capital, operating and reclamation costs based on the most current LOM plans. For the Peru and Arizona CGUs, a value of $237,500 and $287,900 (December 31, 2015 - $272,000 and $212,000, respectively), respectively, was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered.

As at December 31, 2018, the estimated recoverable amounts of the Peru and Arizona CGUs exceeded their carrying amount, consequently no impairment was required.

For the Peru CGU, a decrease of 10% in the average LOM copper price or a 1.0 percentage point increase in the real discount rate, in isolation of each other, would result in a decrease in FVLCD of $368 million or $105 million, respectively (December 31, 2016 - $381 million or $143 million, respectively).

As at December 31, 2018, the difference between the FVLCD and the CGUs carrying value tested was $165 million for the Peru CGU (December 31, 2016 - $75 million).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

13.	Trade and other payables

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Trade payables	$61,395	$71,336	$80,509
Accruals and payables	68,386	86,078	78,154
Accrued interest	34,662	34,848	4,300
Exploration and evaluation payables	185	186	64
Embedded derivatives - provisional pricing (note 27c)	—	373	86
Statutory payables	7,324	6,296	6,549
	$171,952	$199,117	$169,662

Accruals and payables include operational and capital costs and employee benefit amounts owing.

14.	Other liabilities

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Provisions (note 19)	$14,276	$27,370	$14,367
Pension liability (note 20)	11,854	19,401	24,635
Other employee benefits (note 21)	2,564	2,756	2,356
Unearned revenue	1,857	2,435	849
	$30,551	$51,962	$42,207

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

15.	Other financial liabilities

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Derivative liabilities	$2,634	$16,140	$10,682
Warrants at fair value through profit or loss	—	6,961	—
Contingent consideration - gold price option	—	732	—
Other financial liabilities at amortized cost	2,590	2,630	2,813
Embedded derivatives (note 27c)	7,201	297	—
	12,425	26,760	13,495

Non-current
Contingent consideration - gold price option	—	—	570
Warrants at fair value through profit or loss	—	—	7,588
Other financial liabilities at amortized cost	18,771	19,938	20,185
Embedded derivatives (note 27c)	—	863	—
	18,771	20,801	28,343
	$31,196	$47,561	$41,838

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta Resource Corporation. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for contract derivatives, warrants and the gold option derivatives are recorded in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. A total of 22,391,490 warrants were issued which entitled the holders to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. As at December 31, 2018, all warrants had either been exercised or expired.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold was equal to or above $1,400/oz on May 4, 2018. The option represented a financial liability and was recorded at fair value at the acquisition date of New Britannia and was remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense. This option expired, unexercised, on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

16.	Finance lease obligations

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Total minimum lease payments	$78,174	$89,750	$13,720
Effect of discounting	(3,939)	(5,177)	(788)
Present value of minimum lease payments	74,235	84,573	12,932
Less: current portion	(20,472)	(18,327)	(3,172)
	53,763	66,246	9,760

Minimum payments under finance leases
Less than 12 months	$18,448	20,186	3,508
13 - 36 months	40,615	40,253	6,667
37 - 60 months	19,111	29,311	3,545
	$78,174	$89,750	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2020 and 2023 and with interest rates between 1.95% to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

17.	Long- term debt

Long-term debt is comprised of the following:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Senior unsecured notes (a)	$989,306	$987,903	$986,574
Equipment finance facility (b)	—	—	50,267
Senior secured revolving credit facilities (c)	—	—	202,075
Less: Unamortized transaction costs - revolving credit facilities (d)	(8,276)	(8,328)	(6,752)
	981,030	979,575	1,232,164
Less: current portion	-	-	(16,490)
	$981,030	$979,575	$1,215,674

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(a)	Senior unsecured notes

Balance, January 1, 2017	$986,574
Transaction costs	(133)
Change in fair value of embedded derivative (prepayment option)	450
Accretion of transaction costs and premiums	1,012
Balance, December 31, 2017	$987,903
Change in fair value of embedded derivative (prepayment option)	316
Accretion of transaction costs and premiums	1,087
Balance, December 31, 2018	$989,306

The $1,000,000 aggregate principal amount of senior notes are comprised of two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre- construction phase of development.

(b)	Equipment finance facility

Balance, January 1, 2017	$50,267
Transaction costs	(326)
Payments made	(54,364)
Write-down of unamortized transaction costs	3,552
Accretion of transaction costs	871
Balance, December 31, 2017	$—

The equipment finance facility was repaid and extinguished during the third quarter of 2017 resulting in the write-down of unamortized transaction costs.

(c)	Senior secured revolving credit facilities

Balance, January 1, 2017	$202,075
Addition to Principal	25,000
Payments made	(227,075)
Balance, December 31, 2017	$—

On June 15, 2018, the Group entered into amendments to its two senior credit facilities to extend the maturity dates from July 14, 2021 to July 14, 2022 and to incorporate various amendments to the terms and conditions of the facilities to provide greater flexibility. The two facilities have substantially similar terms and conditions.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

As at December 31, 2018, the South American business unit had $77,567 in letters of credit issued under the Peru facility to support its reclamation obligations and the Manitoba business unit had $50,973 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the senior credit facilities, no cash collateral is required to be posted.

(d)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2017	$6,752
Accretion of transaction costs	(3,291)
Transaction costs	4,867
Balance, December 31, 2017	$8,328
Accretion of transaction costs	(1,946)
Transaction costs	1,894
Balance, December 31, 2018	$8,276

18.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia LOM plans. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Augusta Resource Corporation entered into a precious metals stream transaction with Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of approximately 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

With the implementation of IFRS 15 as of January 1, 2018, the Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company now recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts.

The Group expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2036.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The Group restated prior year comparative information to reflect the impact of the adoption of this standard in the Company’s annual financial statements.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2017 (Restated)	$616,246
Recognition of revenue	(88,744)
Finance costs	66,414
Effects of changes in foreign exchange	8,014
Balance, December 31, 2017 (Restated)	$601,930
Amortization of deferred revenue
Liability drawdown	(96,038)
Variable consideration adjustment	2,656
Finance costs (note 6f)	64,921
Effects of changes in foreign exchange	(7,391)
Balance, December 31, 2018	$566,078

Consideration from the Company's stream agreement is considered variable. Gold and silver revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. During the year ended December 31, 2018, the Company recognized an adjustment to gold and silver revenue and finance costs due to an increase in the Company's reserve and resource estimates.

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
		(Restated)	(Restated)
Current	$86,256	$107,194	$87,411
Non-current	479,822	494,736	528,835
	$566,078	$601,930	$616,246

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

19.	Provisions

	Decommis-
	sioning,		Restricted
	restoration	Deferred	share
	and similar	share units	units[1]
	liabilities	(note 24a )	(note 24a )	Other	Total
Balance, January 1, 2018	$200,041	$6,623	$19,409	$1,435	$227,508
Net additional provisions made	9,031	973	7,493	—	17,497
Amounts used	(188)	—	(6,435)	(770)	(7,393)
Unwinding of discount (note 6f)	4,684	—	—	—	4,684
Effect of change in discount rate	(462)	—	—	—	(462)
Effect of foreign exchange	(11,082)	(458)	(973)	(74)	(12,587)
Effect of change in share price	—	(2,850)	(7,293)	(180)	(10,323)

Balance, December 31, 2018	$202,024	$4,288	$12,201	$411	$218,924

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions are reflected in the consolidated balance sheets as follows:

	Decommis-
	sioning,			Restricted
	restoration	Deferred		share
	and similar	share units		units[1]
December 31, 2018	liabilities	(note 24a	)	(note 24a	)	Other	Total
Current (note 14)	$1,234	$4,288		$8,412		$342	$14,276
Non-current	200,790	—		3,789		69	204,648
	$202,024	$4,288		$12,201		$411	$218,924

	Decommis-
	sioning,
	restoration	Deferred		Restricted
	and similar	share units		share units[1]
	liabilities	(note 24a	)	(note 24a	)	Other	Total
Balance, January 1, 2017	$177,296	$3,933		$11,052		$1,788	$194,069
Net additional provisions made	6,485	868		7,327		202	14,882
Amounts used	(69)	(638)		(5,491)		(937)	(7,135)
Unwinding of discount (note 6f)	4,159	—		—		—	4,159
Effect of change in discount rate	2,658	—		—		—	2,658
Effect of foreign exchange	9,512	346		1,194		95	11,147
Effect of change in share price	—	2,114		5,327		287	7,728

Balance, December 31, 2017	$200,041	$6,623		$19,409		$1,435	$227,508

1 Certain amounts relating to the Arizona segment are capitalized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Provisions are reflected in the consolidated balance sheets as follows:

	Decommis-
	sioning,
	restoration	Deferred		Restricted
	and similar	share units		share units[1]
December 31, 2017	liabilities	(note 24a	)	(note 24a	)	Other	Total
Current (note 14)	$2,344	$6,623		$17,119		$1,284	$27,370
Non-current	197,697	—		2,290		151	200,138
	$200,041	$6,623		$19,409		$1,435	$227,508

	Decommis-
	sioning,
	restoration	Deferred		Restricted
	and similar	share units		share units[1]
January 1, 2017	liabilities	(note 24a	)	(note 24a	)	Other	Total
Current (note 14)	$1,054	$3,933		$8,451		$929	$14,367
Non-current	176,242	—		2,601		859	179,702
	$177,296	$3,933		$11,052		$1,788	$194,069

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2018 additional provisions were recognized as a result of increased mine activity footprints and the resulting higher disturbance at the Constancia operation.

During the year ended December 31, 2017 additional provisions were recognized as a result of an increased pit footprint, as per mine plan, at the Constancia operation.

The Group's decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that the assets in Flin Flon will be placed on care and maintenance once mining activities are completed at 777 mine in order to maintain optionality for restart should a new mine be found in the Flin Flon area. The majority of closure activities will occur once all mining activities in Manitoba are completed, which is currently anticipated in 2028. These provisions also reflect estimated post-closure cash flows that extend to 2099 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Constancia operation will occur from 2035 to 2070, which include ongoing monitoring and water treatment requirements.

These estimates have been discounted to their present value at rates ranging from 1.80% to 3.02% per annum (2017 - 1.43% to 2.74%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

20.	Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2018 using data as at December 31, 2017. For these plans, the next actuarial valuation required for funding purposes will be performed during 2019 using data as at December 31, 2018.

During the year ended December 31, 2018, an annuity purchase transaction was entered into in which the defined benefit obligations associated with certain defined benefit plan members were assumed by a third party insurer in exchange for a lump sum payment of $120,018 from plan assets.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	Dec. 31, 2018	Dec. 31, 2017
Opening defined benefit obligation:	$383,054	$349,165
Current service costs	11,032	10,707
Past service cost related to the new collective bargaining agreement	383	10,442
Interest cost	12,009	12,602
Benefits paid from plan	(29,499)	(33,721)
Benefits paid from employer	(1,998)	(999)
Participant contributions	98	93
Effects of movements in exchange rates	(32,015)	24,440
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	—	1,598
Arising from changes in financial assumptions	(11,585)	9,402
Arising from experience adjustments	(2,112)	(675)
Settlement payments from plan assets	(120,018)	—
Loss on settlement (note 6e)	2,163	—

Closing defined benefit obligation	$211,512	$383,054

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan 1, 2017
Active members	$200,591	$250,965	$235,815
Deferred members	723	4,304	3,636
Retired members	10,198	127,785	109,714
Closing defined benefit obligation	$211,512	$383,054	$349,165

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	Dec. 31, 2018	Dec. 31, 2017
Opening fair value of plan assets:	$341,432	$296,151
Interest income	11,033	11,005
Remeasurements losses:
Return on plan assets (excluding amounts included in net interest expense)	(15,296)	24,437
Contributions from the employer	17,020	22,484
Employer direct benefit payments	1,998	999
Contributions from plan participants	98	93
Benefit payment from employer	(1,998)	(999)
Administrative expenses paid from plan assets	(83)	(80)
Benefits paid	(29,499)	(33,721)
Settlement payments from plan assets	(120,018)	—
Effects of changes in foreign exchange rates	(28,892)	21,063
Closing fair value of plan assets	$175,795	$341,432

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Present value of funded defined benefit obligation	$195,283	$365,655	$333,720
Fair value of plan assets	(175,795)	(341,432)	(296,151)
Present value of unfunded defined benefit obligation	16,229	17,399	15,445
Net liability arising from defined benefit obligation	$35,717	$41,622	$53,014

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Pension obligation - current (note 14)	$11,854	$19,401	$24,635
Pension obligation - non-current	23,863	22,221	28,379
Total pension obligation	$35,717	$41,622	$53,014

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Pension expense is as follows:

	Dec. 31, 2018	Dec. 31, 2017
Service costs:
Current service cost	$11,032	$10,707
Past service cost	383	10,442
Loss on settlement (note 6e)	2,163	—
Total service cost	13,578	21,149
Net interest expense	976	1,597
Administration cost	83	80
Defined benefit pension expense	$14,637	$22,826

Defined contribution pension expense	$1,469	$908

Remeasurement on the net defined benefit liability:

	Dec. 31, 2018	Dec. 31, 2017
(Return)/loss on plan assets (excluding amounts included in net interest expense)	$15,296	$(24,437)
Actuarial gains arising from changes in demographic assumptions	—	1,598
Actuarial losses/(gains) arising from changes in financial assumptions	(11,585)	9,402
Actuarial gains arising from experience adjustments	(2,112)	(675)
Defined benefit loss/(gain) related to remeasurement	$1,599	$(14,112)

Total pension cost	$17,705	$9,622

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

Past service costs in 2017 relate to the new collective bargaining agreements in Manitoba.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The defined benefit pension plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. The Group's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.
Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments
Longevity risk	The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.
Salary risk	The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2018	2017
Defined benefit cost:
Discount rate - benefit obligations	3.45%	3.69%
Discount rate - service cost	3.50%	3.82%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	21.0	20.9
Females	23.7	23.3
Defined benefit obligation:
Discount rate	3.73%	3.45%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	21.1	21.0
Females	23.9	23.7
Average longevity at retirement age for current employees (future pensioners) (years)[2] :
Males	23.0	22.9
Females	25.6	25.5

1 Plus merit and promotional scale based on member's age
2 CPM2014 Priv with CPM-B projection scale.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, the Group considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

–	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $16,427 (increase by $18,686).
–	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $2,927 (decrease $2,610).
–	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $1,705 (decrease by $1,764).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheets.

The Group’s main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2019 is $15,066.

The average duration of the pension obligation at December 31, 2018 is 17.3 years (2017 – 15.8 years). This number can be broken down as follows:

–	Active members: 17.6 years (2017: 18.4 years)
–	Deferred members: 14.0 years (2017: 26.9 years)
–	Retired members: 10.4 years (2017: 10.2 years)

Asset-Liability-Matching studies are performed periodically to analyse the investment policies in terms of risk and-return profiles.

The actual return on plan assets in 2018 was negative 2.6% (2017: 11.5%) .

The pension plans do not invest directly in either securities or property/real estate of the Group.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The following is a summary of the fair value classification levels for investment:

December 31, 2018	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$3,072	$—	$—	$3,072
Pooled equity funds	53,329	—	—	53,329
Pooled fixed income funds	—	91,854	—	91,854
Alternative investment funds	—	26,871	—	26,871
Balanced funds	—	669	—	669
	$56,401	$119,394	$—	$175,795

December 31, 2017	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,625	$—	$—	$4,625
Pooled equity funds	116,027	—	—	116,027
Pooled fixed income funds	—	189,964	—	189,964
Alternative investment funds	—	30,699	—	30,699
Balanced funds	—	117	—	117
	$120,652	$220,780	$—	$341,432

January 1, 2017	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,515	$—	$—	$4,515
Pooled equity funds	121,103	—	—	121,103
Pooled fixed income funds	—	143,489	—	143,489
Alternative investment funds	—	26,404	—	26,404
Balanced funds	—	640	—	640
	$125,618	$170,533	$—	$296,151

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

21.	Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post- retirement health benefits. Information about the Group's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were:

	Year ended
	Dec. 31, 2018	Dec. 31, 2017
Opening defined benefit obligation	$107,829	$89,005
Current service cost[1]	3,455	2,614
Past service cost	255	—
Interest cost	3,683	3,567
Effects of movements in exchange rates	(8,587)	7,026
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	(9,996)	1,172
Arising from changes in financial assumptions	2,809	6,761
Arising from experience adjustments	(3,472)	(120)
Benefits paid	(2,448)	(2,196)
Closing defined benefit obligation	$93,528	$107,829

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Active members	$47,249	$64,460	$52,611
Inactive members	46,279	43,369	36,394
Closing defined benefit obligation	$93,528	$107,829	$89,005

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Employer contributions	$2,448	$2,196	$1,949
Benefits paid	(2,448)	(2,196)	(1,949)
Closing fair value of assets	$—	$—	$—

The non-pension employee benefit plan obligations are unfunded.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31, 2018	Dec. 31, 2017	Jan 1, 2017
Unfunded benefit obligation	$93,528	$107,829	$89,005
Vacation accrual and other - non-current	2,664	3,324	2,624
Net liability	$96,192	$111,153	$91,629

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2018	Dec. 31, 2017	Jan 1, 2017
Other employee benefits liability - current (note 14)	$2,564	$2,756	$2,356
Other employee benefits liability - non-current	93,628	108,397	89,273
Net liability	$96,192	$111,153	$91,629

Other employee future benefit expense includes the following

	Dec. 31, 2018	Dec. 31, 2017
Current service cost [1]	$3,710	$2,614
Net interest cost	3,683	3,567
Components recognized in consolidated income statements	$7,393	$6,181

1 Includes remeasurement of other long term employee benefit

	Dec. 31, 2018	Dec. 31, 2017
Remeasurement on the net defined benefit liability:
Actuarial (gains)/losses arising from changes in demographic assumptions	$(9,996)	$1,172
Actuarial (gains)/losses arising from changes in financial assumptions	2,809	6,761
Actuarial gains arising from changes experience adjustments	(3,472)	(120)
Components recognized in statements of comprehensive income	$(10,659)	$7,813

Total other employee future benefit cost	$(3,266)$	13,994

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Dec. 31, 2018	Dec. 31, 2017
Defined benefit cost:
Discount rate	3.64%	4.03%
Initial weighted average health care trend rate	5.97%	6.13%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	21.0	21.6
Females	23.7	24.1

	Dec. 31, 2018	Dec. 31, 2017
Defined benefit obligation:
Discount rate	3.88%	3.64%
Initial weighted average health care trend rate	5.74%	5.97%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	21.1	21.0
Females	23.9	23.7
Average longevity at retirement age for current employees (future pensioners) (years)[1] :
Males	23.0	22.9
Females	25.6	25.5

1 CPM2014 Priv with CPM-B projection scale

The Group reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose the Group to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk	The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

–	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $7,754 (increase by $8,886).
–	If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $18,013 (decrease by $14,029).
–	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $3,417, (decrease by $3,392).

The average duration of the non-pension post employment obligation at December 31, 2018 is 18.6 years (2017: 18.9 years).

This number can be broken down as follows:

–	Active members: 23.7 years (2017: 22.8 years)
–	Inactive members: 13.4 years (2017: 13.1 years)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

22.	Income and mining taxes

	(a)	Tax expense:

The tax expense (recoveries) is applicable as follows:

	Year ended December 31,
	2018	2017
		(Restated)
Current:
Income tax expense
Canada	$5,251	$6,077
Peru	19,103	24,523
Mining tax expense
Canada	9,085	5,085
Peru	11,030	14,706
Adjustments in respect of prior years	707	(448)
	45,176	49,943
Deferred:
Income tax - origination, revaluation and/or and reversal of temporary difference
Canada	25,811	2,067
Peru	10,780	29,727
United States	3,170	(46,908)
Mining taxes (recoveries) - origination, revaluation and/or reversal of temporary difference
Canada	414	467
Peru	(621)	(661)
Adjustments in respect of prior years	691	(1,416)
	40,245	(16,724)
	$85,421	$33,219

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(b)	Deferred tax assets and liabilities:

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
		(Restated)	(Restated)
Deferred income tax asset
Canada	$15,513	$31,937	$40,162

Deferred income tax liability
Peru	(196,452)	(183,973)	(203,081)
United States	(110,861)	(107,692)	(107,691)
Deferred mining tax liability
Canada	(5,119)	(5,614)	(4,706)
Peru	(11,658)	(12,124)	(12,785)
	(324,090)	(309,403)	(328,263)
Net deferred tax liability balance, end of year	$(308,577)	$(277,466)	$(288,101)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

(c)	Changes in deferred tax assets and liabilities:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
		(Restated)
Net deferred tax liability balance, beginning of year	$(277,466)	$(288,101)
Deferred tax (expense) recovery	(40,245)	16,724
OCI transactions	520	(3,845)
Items charged directly to equity	—	2,238
Foreign currency translation on the deferred tax liability	8,614	(4,482)
Net deferred tax liability balance, end of year	$(308,577)	$(277,466)

(d)	Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2018 and 2017 is as follows:

	Year ended December 31,
	2018	2017
		(Restated)
Statutory tax rate	27.00%	27.00%

Tax expense at statutory rate	$46,126	$46,685
Effect of:
Deductions related to mining taxes	(5,976)	(6,075)
Adjusted income taxes	40,150	40,610
Mining tax expense	19,214	19,367
	59,364	59,977

Permanent differences related to:
Capital items	(2,903)	1,462
Other income tax permanent differences	(454)	338
Impact of remeasurement on decommissioning liability	3,898	15,290
Temporary income tax differences not recognized	4,449	15,376
Impact related to differences in tax rates in foreign operations	9,594	4,605
Impact of changes to statutory tax rates	45	(52,855)
Foreign exchange on non-monetary items	11,408	(9,387)
Impact related to tax assessments and tax return amendments	20	(1,587)
Tax expense	$85,421	33,219

The impact of changes to statutory tax rates in 2017 reflects the Tax Cuts and Jobs Act enacted in the U.S that reduced the corporate statutory tax rate.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(e)	Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017 are as follows:

	Balance sheet			Income Statement
				Year ended
	Dec. 31,	Dec. 31,	Jan. 1,	Dec. 31,	Dec. 31,
	2018	2017	2017	2018	2017
		(Restated)	(Restated)		(Restated)
Deferred income tax (liability) asset/ expense (recovery)
Property, plant and equipment	$(83,407)	$(102,053)	$(71,837)	$(18,646)	$30,216
Pension obligation	7,817	10,034	13,092	2,739	(787)
Other employee benefits	13,488	16,742	17,778	3,254	1,036
Non-capital losses	72,470	91,495	59,034	19,025	(32,461)
Share issue and debt costs	10,896	15,707	16,319	4,807	2,850
Other	(5,751)	12	5,776	7,681	1,657
Deferred income tax asset / expense (recovery)	15,513	31,937	40,162	18,860	2,511
Deferred income tax liability (asset)/ (recovery) expense
Property, plant and equipment	339,037	320,036	389,502	25,456	(69,466)
Pension obligation	—	—	(12,150)	—	12,150
Other employee benefits	240	192	(14,806)	48	14,998
Asset retirement obligations	(918)	(789)	(11,357)	(129)	10,568
Non-capital losses	(27,374)	(27,539)	(46,500)	165	18,961
Other	(3,672)	(235)	6,083	(3,439)	(6,318)
Deferred income tax liability/ (recovery) expense	307,313	291,665	310,772	22,101	(19,107)
Deferred income tax liability/ (recovery) expense	$(291,800)	$(259,728)	$(270,610)	$40,961	$(16,596)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(f)	Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31, 2018	Dec. 31, 2017
Property, plant and equipment	$—	$32,089
Capital losses	200,455	223,916
Other employee benefits	77,166	78,871
Asset retirement obligations	175,091	174,448
Non-capital losses	116,542	104,171
Temporary differences not recognized	$569,254	$613,495

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2006 and 2018 and expire between 2026 and 2038. The Group incurred United States net operating losses between 2004 and 2018 which have a twenty year carry forward period. Peruvian net operating losses were incurred from 2014 to 2016 which have a four year carry forward period.

(g)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2018 and December 31, 2017 are as follows:

		Dec. 31, 2017	Jan. 1, 2017
	Dec. 31, 2018	(Restated)	(Restated)
Canada
Property, plant and equipment	$(5,119)	$(5,614)	$(4,706)

	Dec. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Peru		(Restated)	(Restated)
Property, plant and equipment	$(11,658)	$(12,124)	$(12,785)

For the year ended December 31, 2018, the Group had unrecognized deferred mining tax assets of approximately $8,469 (December 31, 2017 - $8,740).

(h)	Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(i)	Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

23.	Share capital

	(a)	Preference shares:

Authorized: Unlimited preference shares without par value

	(b)	Common shares:

Authorized: Unlimited common shares without par value Issued and fully paid:

		Year ended		Year ended
		Dec. 31, 2018		Dec. 31, 2017
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of year	261,271,188	$1,777,409	237,271,188	$1,588,319
Equity issuance	—	—	24,000,000	195,295
Share issue costs, net of tax	—	(80)	—	(6,205)
Warrants exercised	963	11	—	—
Balance, end of period	261,272,151	$1,777,340	261,271,188	$1,777,409

During the year ended December 31, 2018, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $2,026 and $2,019 on March 29, 2018 and September 28, 2018 to shareholders of record as of March 9, 2018 and September 7, 2018, respectively.

On September 27, 2017, the Company issued 24,000,000 Hudbay common shares for net proceeds of $189,090 (net of tax and costs).

During the year ended December, 31, 2017, the Company paid dividends of $1,774 and $1,912 on March 31, 2017 and September 29, 2017 to shareholders of record as of March 10, 2017 and September 8, 2017, respectively.

The Company declared a semi-annual dividend of C$0.01 per share on February 19, 2019. The dividend will be paid on March 29, 2019 to shareholders of record as of March 8, 2019 and is expected to total C$2,613.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

24.	Share-based payment

	(a)	Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred Share Units (DSU)

At December 31, 2018, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $4,288 (December 31, 2017 - $6,623) (note 19). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2018	Dec. 31, 2017
Granted during the year:
Number of units	158,886	130,964
Weighted average price (C$/unit)	$7.91	$8.59
Expenses recognized during the year[1] (notes 6c)	$(1,877)	$2,982
Payments made during the year (note 19)	$—	$638

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay’s Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash settled transactions.

At December 31, 2018, the carrying amount of the outstanding liability related to the RSU plan was $12,201 (December 31, 2017 - $19,409) (note 19). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2018	Dec. 31, 2017
Number of units, beginning of year	3,405,713	3,492,408
Number of units granted during the year	1,031,701	987,194
Credits for dividends	9,724	8,156
Number of units forfeited during the year	(21,190)	(201,946)
Number of units vested	(759,081)	(880,099)
Number of units, end of year[1]	3,666,867	3,405,713
Weighted average price - granted (C$/unit)	$10.33	$10.60
(Gain) expenses recognized during the year[2] (note 6c)	$(496)	12,937
Payments made during the year (note 19)	$6,435	5,491

1 Includes 1,842,837 and 587,633 units that have vested; however, are unreleased and unpaid as of December 31, 2018 and December 31, 2017, respectively.
2 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

(b)	Equity-settled share-based payment - stock options:

The Group's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan").

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. As of December 31, 2018, all options had either been exercised, or expired.

The Board’s current policy is to not make share option grants to executives and directors. No options were granted under the Plan during the years ended December 31, 2018 and December 31, 2017, and none have been granted since 2010.

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

	Year ended		Year ended
	Dec. 31, 2018		Dec. 31, 2017
		Weighted-		Weighted
	Number of	average	Number of	average
	shares subject	exercise price	shares subject	exercise price
	to option	C$	to option	C$
Balance, beginning of year	523,352	$15.86	1,470,377	$19.24
Forfeited	—	$—	(20,002)	$15.86
Expired	(523,352)	$15.86	(927,023)	$21.22
Balance, end of year	—	$—	523,352	$15.86

There were no options outstanding as at December 31, 2018. The following table summarizes the options outstanding in 2017:

Dec. 31, 2017
Weighted-
		average	Weighted-
Range of	Number of	remaining	average	Number of	Weighted
exercise prices	options	contractual live	exercise price	options	average
C$	outstanding	(years)	C$	exercisable	exercise price
$ 15.86	523,352	0.2	$15.86	523,352	15.86

25.	Earnings per share

	Year ended
	December 31,
	2018	2017
Basic and diluted weighted average common shares outstanding	261,271,621	243,500,696

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

26.	Capital management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2018 was $981,030 (December 31, 2017 – $979,575).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

	-	Advance the Group’s corporate strategies to create long-term value for its stakeholders; and
	-	Sustain the Group’s operations and growth throughout metals and materials cycles

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short -term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including volatile metals prices, access to capital, and risk of delays and cost escalation associated with major capital projects. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $515,497 as at December 31, 2018 (2017 - $356,499), together with availability under its committed credit facilities. The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian and Peruvian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 17). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

27.	Financial instruments

	(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Dec. 31, 2018		Dec. 31, 2017		Jan. 1, 2017
				(Restated)		(Restated)
Recurring measurements	FV	CV	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$515,497	$515,497	$356,499	$356,499	$146,864	$146,864
Restricted cash[1]	3,738	3,738	206	206	17,148	17,148
Fair value through profit or loss
Trade and other receivables1, 2	126,311	126,311	159,626	159,626	128,983	128,983
Non-hedge derivative assets[3]	6,628	6,628	2,841	2,841	3,397	3,397
Prepayment option - embedded derivatives[7]	3,664	3,664	3,980	3,980	4,430	4,430
Investments at FVTPL[4]	15,159	15,159	22,255	22,255	13,700	13,700
Total financial assets	670,997	670,997	545,407	545,407	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables1, 2	164,628	164,628	192,448	192,448	163,027	163,027
Finance leases	74,235	74,235	84,573	84,573	12,932	12,932
Other financial liabilities[5]	17,425	21,361	19,625	22,568	17,231	22,998
Senior unsecured notes[6]	988,294	992,970	1,082,740	991,883	1,040,178	991,004
Equipment finance facility[8]	—	—	—	—	50,267	50,267
Senior secured revolving credit facilities[8]	—	—	—	—	202,075	202,075
Unamortized transaction costs[8]	(8,276)	(8,276)	(8,328)	(8,328)	(6,752)	(6,752)
Fair value through profit or loss
Embedded derivatives[3]	7,201	7,201	1,533	1,533	86	86
Warrant liabilities[3]	—	—	6,961	6,961	7,588	7,588
Option liabilities[3]	—	—	732	732	570	570
Non-hedge derivative liabilities[3]	2,634	2,634	16,140	16,140	10,682	10,682
Total financial liabilities	1,246,141	1,254,753	1,396,424	1,308,510	1,497,884	1,454,477
Net financial liability	$(575,144)	$(583,756)	$(851,017)	$(763,103)	$(1,183,362)	$(1,139,955)

1

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2	Excludes tax and other statutory amounts.

3	Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4

All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies.

5

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 15). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6	Fair value of the senior unsecured notes (note 17) has been determined using the quoted market price at the year end.

7

Fair value of the prepayment option embedded derivative related to the long-term debt (note 17) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1: Quoted prices in active markets for identical assets or liabilities;
–	Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
–	Level 3: Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$6,628	$—	$6,628
Investments at FVTPL	15,159	—	—	15,159
Prepayment option embedded derivative	—	3,664	—	3,664
	$15,159	$10,292	$—	$25,451
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$7,201	$—	$7,201
Non-hedge derivatives	—	2,634	—	2,634
	$—	$9,835	$—	$9,835

December 31, 2017 (Restated)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$2,841	$—	$2,841
Investments at FVTPL	21,973	282	—	22,255
Prepayment option embedded derivative	—	3,980	—	3,980
	$21,973	$7,103	$—	$29,076
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$1,533	$—	$1,533
Non-hedge derivatives	—	16,140	—	16,140
Option liability	—	732	—	732
Warrant liabilities	6,961	—	—	6,961
	$6,961	$18,405	$—	$25,366

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

January 1, 2017 (Restated)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$3,397	$—	$3,397
Investments at FVTPL	12,018	192	1,490	13,700
Prepayment option embedded derivative	—	4,430	—	4,430
	$12,018	$8,019	$1,490	$21,527
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$86	$—	$86
Non-hedge derivatives	—	10,682	—	10,682
Option liability	—	570	—	570
Warrant liability	7,588	—	—	7,588
	$7,588	$11,338	$—	$18,926

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. During the year ended December 31, 2017, the Group concluded that the value of the investment was unlikely to be recoverable and revalued the investment to zero.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2018, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2018, the Group had 29,950 tonnes of net copper swaps outstanding at an effective average price of $2.77/lb and settling across January to April 2019. At December 31, 2017, the Group had 34,500 tonnes of net copper swaps outstanding at an average fixed receivable price of $3.10/lb, which settled across January 2018 to April 2018. The aggregate fair value of the transactions at December 31, 2018 was an asset position of $4,171 (December 31, 2017 and January 1, 2017 a liability position of $13,786 and $8,657, respectively).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At December 31, 2018 and December 31, 2017, the Group held no gold or silver forward sales contracts.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At December 31, 2018, the Group held contracts for forward zinc purchased of 2,925 tonnes (December 31, 2017 – 2,808 tonnes) that related to forward customer sales of zinc. Prices range from $2,400 to $3,203 per tonne (December 31, 2017 – $2,534 to $3,292) and settlement dates extend to November 2019. The aggregate fair value of the transactions at December 31, 2018 was a net liability position of $177 (December 31, 2017 and January 1, 2017 – a net asset position of $487 and $1,372 respectively).

(c)	Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at December 31, 2018, the Group’s net position consisted of contracts awaiting final pricing for sales of 30,519 tonnes of copper (December 31, 2017 – 38,027 tonnes). As of December 31, 2018, there are also 199 tonnes of zinc (December 31, 2017 – 6,412 tonnes) awaiting final pricing. In addition, at December 31, 2018, the Group’s net position consisted of contracts awaiting final pricing for sales of 15,528 ounces of gold and 96,646 ounces of silver (December 31, 2017 – 24,553 ounces of gold and 172,886 ounces of silver).

As at December 31, 2018, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of $2.69/lb (December 31, 2017 – $3.29/lb), $1.13/lb (December 31, 2017 – $1.51/lb), $1,279/oz (December 31, 2017 – $1,309/oz) and $15.45/oz (December 31, 2017 – $17.10/oz), respectively.

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at December 31, 2018, was a liability position of $6,351 (December 31, 2017 and January 1, 2017 – an asset position of $17,427 and $12,538 respectively). The aggregate fair value of other embedded derivatives at December 31, 2018, was nil (December 31, 2017 and January 1, 2017 – a liability position of $1,533 and $86, respectively).

Prepayment option embedded derivative

The senior unsecured notes (note 17) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 6f). The fair value of the embedded derivative at December 31, 2018 was an asset of $3,664 (December 31, 2017 and January 1, 2017 - an asset of $3,980 and $4,430, respectively).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

Pampacancha delivery obligation-embedded derivative

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined in 2018. The fair value of the embedded derivative at December 31, 2018 was a liability of $7,201 (December 31, 2017 – nil).

(d)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Augusta Resource Corporation which entitled the holders to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. As at December 31, 2018, all warrants had either been exercised or expired.

(e)	Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculation purposes. The following is a discussion of the Group’s risk exposures.

(i) Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices, share prices, and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

– Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian soles cost into US dollars. Substantially all of the Group’s revenue are denominated in US dollars, while the majority of its operating costs are denominated in either the Canadian dollar or Peruvian sol. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase the Group’s profit.

– Translation of foreign currency denominated cash and cash equivalents, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba segment’s primary financial instrument foreign currency exposure is on US denominated cash and cash equivalents, trade and other receivables and other financial liabilities. The Peru segment’s primary financial instrument foreign currency exposure is on Peruvian soles cash and cash equivalents, trade and other payables and other financial liabilities.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in US equivalent dollars:

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Dec. 31, 2018			Dec. 31, 2017
	CAD[1]	USD[2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash and cash equivalent	$11,498	$29,740	$13,934	$9,518	$20,597	$3,692
Trade and other receivables	711	42,056	1,272	530	77,824	1,114
Other financial assets	15,159	—	—	22,255	—	—
Trade and other payables	(5,341)	(3,133)	(19,513)	(6,115)	(9,687)	(17,917)
Other financial liabilities	—	—	(21,361)	(6,961)	—	(22,568)
	$22,027	$68,663	$(25,668)	$19,227	$88,734	$(35,679)

1 HMI is exposed to foreign currency risk on CAD.
2 The Manitoba segment is exposed to foreign currency risk on USD.
3 The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2018 and does not reflect the overall effect that changes in market variables would have on the Group's results of operations.

		Would have changed		Would have changed
December 31, 2018	Change of:	2018 after-tax profit by:		2018 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	$5.0	million	$—	million
USD/CAD exchange rate[1]	- 10%	(6.0)	million	—	million
USD/PEN exchange rate[2]	+ 10%	1.5	million	—	million
USD/PEN exchange rate[2]	- 10%	(1.8)	million	—	million
		Would have changed		Would have changed
December 31, 2017 (Restated)	Change of:	2017 after-tax profit by:		2017 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	$3.6	million	$—	million
USD/CAD exchange rate[1]	- 10%	(4.4)	million	—	million
USD/PEN exchange rate[2]	+ 10%	2.1	million	—	million
USD/PEN exchange rate[2]	- 10%	(2.6)	million	—	million

1 Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency.
2 Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts. The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2018 and does not reflect the overall effect that changes in market variables would have on the Groups’ results of operations.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

			Would have changed
			2018 after-tax profit
December 31, 2018	Change of:		by:
Copper prices ($/lb)[3]	+	$0.30	$(3.1)	million
Copper prices ($/lb)[3]	—	$0.30	3.1	million
Zinc prices ($/lb)[4]	+	$0.10	0.5	million
Zinc prices ($/lb)[4]	—	$0.10	(0.5)	million
			Would have changed
December 31, 2017	Change of:		2017 after-tax profit by:
Copper prices ($/lb)[3]	+	$0.30	$(2.3)	million
Copper prices ($/lb)[3]	—	$0.30	2.3	million
Zinc prices ($/lb)[4]	+	$0.10	0.9	million
Zinc prices ($/lb)[4]	—	$0.10	(0.9)	million

3 Effect on profit due to embedded provisional pricing derivatives (note 27c) and copper fixed for floating swaps (note 27b).
4 Effect on profit due to embedded provisional pricing derivatives (note 27c) and non-hedge zinc derivatives (note 27b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce the Group’s positions. The following sensitivity analysis for share price risk relates solely to financial instruments that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2018 and does not reflect the overall effect that changes in market variables would have on the Group’s finance expenses.

			Would have changed 2018		Would have changed
December 31, 2018	Change of:		after-tax profit by:		2018 after-tax OCI by:
Share prices	+	25%	$3.8	million	$—	million
Share prices	-	25%	(3.8)	million	—	million
December 31, 2017			Would have changed 2017		Would have changed
(Restated)	Change of:		after-tax profit by:		2017 after-tax OCI by:
Share prices	+	25%	$5.0	million	$—	million
Share prices	-	25%	(5.0)	million	—	million

Interest rate risk

The group is exposed to the following interest rate risks:

–	cash flow interest rate risk on its cash and cash equivalents;
–	fair value interest rate risk on its embedded derivative associated with its Notes; and
–	interest rate risk on its senior secured revolving credit facilities.

The most material of these risks is the embedded derivative associated with its Notes. This analysis is based on values at December 31, 2018 and does not reflect the overall effect that changes in market variables would have on the group’s finance expenses.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Change	Would have changed		Would have changed
December 31, 2018	of:	2018 after-tax profit by:		2018 after-tax OCI by:

Interest rates	+ 2.00%	$(3.3)	million	$—	million
Interest rates	- 2.00%	3.2	million	—	million
December 31, 2017	Change	Would have changed		Would have changed
	of:	2017 after-tax profit by:		2017 after-tax OCI by:
Interest rates	+ 2.00%	$0.4	million	$—	million
Interest rates	- 2.00%	(2.8)	million	—	million

Refer to note 7 for information on the Group's cash and cash equivalents.

(ii) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the consolidated balance sheets. Refer to note 27a.

A large portion of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 74% of total cash and cash equivalents as at December 31, 2018 (2017 – 97%). The Group’s investment policy requires it to comply with a list of approved investment, concentration and maturity limits, as well as credit quality. Credit concentrations in the group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2018, approximately 95% of the Group’s trade receivables were insured or payable by letters of credit (2017 - 75% were insured or payable by letters of credit). Insured receivables have a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Four customers accounted for approximately 78% of total trade receivables as at December 31, 2018 (2017 – five customers accounted for approximately 77%). Credit risk for these customers is assessed as medium to low risk. As at December 31, 2018, none of the Group’s trade receivables was aged more than 30 days (2017 – nil).

(iii) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity and financial assets used to manage liquidity risk. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Carrying	Contractual	12 months	13 - 36	37 - 60	More than
	amount	cash flows	or less	months	months	60 months
Assets used to manage liquidity risk
Cash and cash equivalents	$515,497	$515,497	$515,497	—	—	—

	126,311	136,913	112,258	11,440	13,215

	6,628	6,628	6,628	—	—	—
	$648,436	$659,038	$634,383	$11,440	$13,215	$—
Non-derivative financial liabilities
Trade and other payables,

	$(164,628)	(164,628)	(164,628)	—	—	—

	(21,361)	(31,854)	(3,719)	(4,757)	(3,068)	(20,310)
Long-term debt, including
	(981,030)	(1,439,821)	(79,263)	(156,933)	(535,000)	(668,625)
	(74,235)	(78,174)	(18,448)	(40,615)	(19,111)	—
	$(1,241,254)	$(1,714,477)	$(266,058)	$(202,305)	$(557,179)	$(688,935)
Derivative financial liabilities

	(2,634)	(2,634)	(2,634)	—	—	—
	(2,634)	(2,634)	(2,634)	—	—	—

	Carrying	Contractual	12 months or	13 - 36	37 - 60	More than 60
Dec. 31, 2017	amount	cash flows	less	months	months	months
Assets used to manage liquidity risk
Cash and cash equivalents	$356,499	$356,499	$356,499	$—	$—	$—
Trade and other receivables	159,626	147,196	124,134	12,403	10,659	—
Non-hedge derivative assets	2,841	2,841	2,841	—	—	—
	$518,966	$506,536	$483,474	$12,403	$10,659	$—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(192,821)	$(192,821)	$(192,821)	$—	$—	$—
Other financial liabilities	(22,568)	(37,216)	(3,824)	(4,791)	(4,780)	(23,821)
Long-term debt, including embedded derivatives	(979,575)	(1,520,416)	(79,715)	(159,430)	(152,396)	(1,128,875)
Finance lease liabilities	(84,573)	(89,750)	(20,186)	(40,253)	(29,311)	—
	$(1,279,537)	$(1,840,203)	$(296,546)	$(204,474)	$(186,487)	$(1,152,696)
Derivative financial liabilities
Warrant liabilities	$(6,961)	$(6,961)	$(6,961)	$—	$—	$—
Gold option	(732)	(732)	(732)	—	—	—
Non-hedge derivative contracts	(16,140)	(16,140)	(15,263)	(877)	—	—
	$(23,833)	$(23,833)	$(22,956)	$(877)	$—	$—

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

28.	Commitments and contingencies

	(a)	Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to eight years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non- cancelable operating leases recognized in operating expenses at December 31 are:

	2018	2017
Within one year	$42,019	$5,682
After one year but not more than five years	19,374	12,291
More than five years	2,055	1,781
	$63,448	$19,754

The cost of operating leases recognized as an expense amounted to $17,269 for the year ended December 31, 2018 (year ended December 31, 2017 - $4,972).

(b)	Capital commitments

As at December 31, 2018, the Group had outstanding capital commitments in Canada of approximately $2,972 primarily related to committed long-lead orders for the paste plant and Stall concentrator, all of which can be terminated by the Group, approximately $38,784 in Peru primarily related to sustaining capital costs, all of which can be terminated by the Group, and approximately $166,823 in Arizona, primarily related to its Rosemont project, of which approximately $83,180 cannot be terminated by the Group.

(c)	Contingent liabilities

Contingent liabilities

The Group is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Group's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements

As part of the streaming agreement with Wheaton for the 777 mine, the Group must repay, with precious metals credits, the legal deposit provided by Wheaton by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits related to 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and lower precious metals prices, there is a possibility that an amount of Wheaton’s legal deposit may not be repaid by means of 777 mine’s precious metals credits over its expected remaining mine life.

Contingent assets

There were no significant contingent assets to disclose at December 31, 2018 or December 31, 2017.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

29.	Related parties

	(a)	Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial
				ownership of
				ultimate
				controlling
				party (Hudbay
				Minerals Inc.)

			Entity's
Name	Jurisdiction	Business	Parent	2018	2017
HudBay Marketing & Sales Inc	Canada	Marketing and sales	HMI	100%	100%
HudBay Peru Inc	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/de velopment	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
Hudbay Arizona Inc.	British Columbia	Holding company	HMI	100%	100%
			HudBay
			Arizona
			(US)
		Exploration/de	Holding
Rosemont Copper Company [1]	Arizona	velopment	Corporation	100%	100%

1 Rosemont Copper Company currently owns a 92.05% interest in the Rosemont project; its interest is subject to an earn-in agreement with United Copper & Moly LLC ("UCM"), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

(b)	Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, the Group's Chief Executive Officer, the Group’s senior vice presidents and vice presidents. Total compensation to key management personnel was as follows:

	2018	2017
Short-term employee benefits[1]	$8,652	$8,654
Post-employment benefits	762	777
Long-term share-based awards	5,970	6,110
	$15,384	$15,541

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses and nonmonetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

30.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Year ended December 31,
	2018	2017
Change in:
Trade and other receivables	$16,198	$(8,979)
Other financial assets/liabilities	(17,290)	6,620
Inventories	(32)	(18,690)
Prepaid expenses	(38)	(4,619)
Trade and other payables	(19,608)	(6,336)
Change in taxes payable/receivable, net	7,881	39,326
Provisions and other liabilities	(1,030)	1,693
	$(13,919)	$9,015

(b)	Non-cash transactions:

During the year ended December 31, 2018, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

-

Remeasurements of the Group's decommissioning and restoration liabilities for the twelve months ended December 31, 2018 led to a net increase in related property, plant and equipment assets of $8,998 (year ended December 31, 2017 - $10,661) mainly as a result of increased mine activity and the resulting higher disturbance.

	-	Property, plant and equipment included $10,588 of net additions related to capital additions under finance lease (year ended December 31, 2017- $3,234).

-

In 2017, the Peru business unit completed the sale of some heavy mobile equipment and then executed a finance lease to leaseback that same equipment. The transaction resulted in cash proceeds of $67,275. Given the classification of the leaseback as a finance lease, there was no change in the carrying value of the heavy mobile equipment and no impacts to the statements of income.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

31.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of the Group's Constancia operation and sells copper concentrate and molybdenum concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona. Corporate and other activities include the Group’s exploration activities in Chile, and since December 2018, the newly acquired Mason Resources in the State of Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

	Year ended December 31, 2018
					Corporate
					and other
	Manitoba	Peru	Arizona		activities	Total

Revenue from external customers	$667,322	$805,044	$—		$—	$1,472,366
Cost of sales
Mine operating costs	412,760	353,199	—		—	765,959
Depreciation and amortization	121,515	211,152	—		—	332,667
Gross profit	133,047	240,693	—		—	373,740
Selling and administrative expenses	—	—	—		27,243	27,243
Exploration and evaluation	12,302	5,640	—		10,628	28,570
Other operating expense (income)	5,433	11,739	539		1,360	19,071
Results from operating activities	$115,312	$223,314	$(539	)$	(39,231)	$298,856
Finance income						(8,450)
Finance expenses						152,000
Other finance gain						(15,531)
Profit before tax						170,837
Tax expense						85,421
Profit for the year						$85,416

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

	Year ended December 31, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$712,244	$690,095	$—	$—	$1,402,339
Cost of sales
Mine operating costs	392,863	302,865	—	—	695,728
Depreciation and amortization	118,770	178,700	—	—	297,470
Gross profit	200,611	208,530	—	—	409,141
Selling and administrative expenses	—	—	—	42,283	42,283
Exploration and evaluation	5,649	1,442	—	8,383	15,474
Other operating (income) expense	(56)	(6,612)	517	(6,289)	(12,440)
Asset impairment	11,320	—	—	—	11,320
Results from operating activities	$183,698	$213,700	$(517)	$(44,377)	$352,504
Finance income					(2,849)
Finance expenses					169,442
Other finance losses					13,000
Profit before tax					172,911
Tax expense					33,219
Profit for the year					$139,692

December 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$621,253	$2,751,525	$896,693	$416,164	$4,685,635
Total liabilities	424,576	921,773	115,470	1,044,960	2,506,779
Property, plant and equipment[1]	572,947	2,353,229	868,921	24,715	3,819,812

1Included in Corporate and Other activities is $21.6 million of property, plant and equipment that is located in Nevada.

December 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$123,896	$55,818	$19,846	$22	$199,582

December 31, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$738,967	$2,750,114	$856,589	$382,346	$4,728,016
Total liabilities	510,506	932,423	110,945	1,061,797	2,615,671
Property, plant and equipment	619,476	2,503,900	836,759	4,098	3,964,233

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017

January 1, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	730,240	2,808,370	822,498	144,056	4,505,164
Total liabilities	475,644	980,479	158,236	1,130,726	2,745,085
Property, plant and equipment	606,348	2,540,846	800,542	6,016	3,953,752

December 31, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$97,936	$143,372	$18,507	$—	$259,815

Geographical Segments

The following tables represent revenue information regarding the Group’s geographical segments for the years ended December 31:

	2018	2017
		(Restated)
Revenue by customer location [1]
Canada	$553,411	$461,033
United States	211,681	159,085
Switzerland	253,165	236,467
Germany	52,530	144,684
China	140,440	145,935
Peru	65,721	101,033
Philippines	84,687	120,199
United Kingdom	68,346	—
Other	42,385	33,903
	$1,472,366	$1,402,339

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2018, six customers accounted for approximately 26%, 9%, 8%, 7%, 5% and 5%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.

During the year ended December 31, 2017, four customers accounted for approximately 27%, 11%, 11%, and 5%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2018 and 2017